PUBLIC

SEC



AI   17009910

~~FORM X-17A-5~~
PART III

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SEC
ail Processing
Section

MAR 0 1 2017

Washington DC

SEC FILE NUMBER
8- 52064

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/16___ AND ENDING___12/31/16___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cascadia Capital, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1000 Second Avenue, Suite 1200

(No. and Street)

Seattle	**WA**	**98104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Rhee   206-436-2562

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith Bunday Berman Britton, P.S.

(Name – *if individual, state last, first, middle name*)

11808 Northup Way, Ste 240	**Bellevue**	**WA**	**98005**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa Rhee _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Cascadia Capital, LLC _____ , as

of December 31 _____, 20 16 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Controller
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH BUNDAY BERMAN BRITTON, P.S.

CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Cascadia Capital, LLC
Seattle, Washington

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Cascadia Capital, LLC (a wholly-owned subsidiary of Cascadia Capital Holdings, LLC), as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Cascadia Capital, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cascadia Capital, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Smith Bunday Berman Britton, P.S.

Bellevue, Washington
February 17, 2017

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$21,340,850
Receivables, net	831,644
Prepaid and other assets	1,209,897
Total assets	$23,382,391

LIABILITIES

Accounts payable	$168,735
Intercompany payable to Parent	35,255
Accrued liabilities	15,943,305
Total liabilities	16,147,295

MEMBER'S EQUITY

MEMBER'S EQUITY	7,235,096
Total liabilities and member's equity	$23,382,391

The accompanying notes are an integral part of these financial statements.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cascadia Capital, LLC, (the Company) is a wholly owned subsidiary of Cascadia Capital Holdings, LLC (the Parent). The Company was formed on December 1, 2000 (date of inception) and currently has the principal purpose of acting as a broker-dealer and investment banking advisor focusing nationally on companies in the following areas: energy, information technology, consumer and retail, business services, manufacturing, transportation, and sustainable industries. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Revenue Recognition

The Company's revenues consist primarily of success fees, engagement fees and occasionally fees earned for other professional services. Reimbursements received from clients for "out-of-pocket" expenses are included as revenues and reimbursable expenses are included as direct costs of services. Revenue is recognized when realizable and earned as defined by when the Company has substantially completed its obligations per the client agreement.

Success fees are specified in the agreement and are typically a percentage of the transaction amount but may be also be a set, agreed upon fee. Such fees are usually recognized at the time the client transaction closes dependent upon any additional performance obligations or contingencies.

Engagement fees are standard for new clients and may be set up as a monthly fee over a specified period of time or a single payment upfront. In the event of a monthly fee, revenue is recognized ratably over the term of the agreement. Non-refundable, single payment fees received at the beginning of an engagement are deferred and recognized ratably over the estimated term that services are provided.

NOTE 1 – continued:

Income Taxes

The Company is classified as a disregarded entity for federal income tax purposes. Therefore, income taxes are the obligation of the member, and are not included in the accompanying financial statements.

Accounts Receivable

The majority of the Company's accounts receivable are due from companies in a variety of industries. The Company's policy is to collect success fees at the time of the transaction's closing which represents the majority of the firm's revenue. As a result, credit is only extended in the case of engagement fees that are billed over an agreed upon period of time. Credit is extended on evaluation of a client's financial condition and, generally, collateral is not required. Accounts receivable are due based on the terms of the signed agreement and are stated at amounts due from clients net of an allowance for doubtful accounts, if considered necessary by management. As of December 31, 2016, an allowance of $350,000 was recorded against receivables. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the client's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to bad debt expense. At its discretion, the Company may assess finance charges on its past due receivables.

Concentration of Credit Risk -

Accounts maintained at the Company's banks are insured by the Federal Deposit Insurance Corporation (FDIC). The Company routinely maintains bank balances in excess of the FDIC insurance limit.

The Company's customers are located throughout the United States but from time to time may include non-US entities. The Company's transactions are generally denominated in USD, however, on occasion it may enter into an agreement with fees denominated in another currency. The financial statement impact of foreign currency translation adjustments, if any, is not significant.

Use of Estimates –

In preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – CASH AND CASH EQUIVALENTS

The company considers amounts due from banks and all highly liquid investments with original maturity of three months or less to be cash equivalents. As of December 31, 2016, the Company had cash and cash equivalents in the amount of $21,340,850.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent whereby the Parent pays certain expenses which are liabilities of the Parent, but charges the related use of these expenses to the Company. At December 31, 2016, the Company has a payable to the Parent relating to these expenses totaling $35,255. During 2016, the amounts charged to the Company from the Parent totaled $294,327.

The Parent is named in the office lease in which the Company resides. All expenses relating to this lease are recorded monthly by the Company. During 2016, the Company recorded expenses for this lease totaling $374,364.

The Company through its Parent, as sponsor, has a 401(k) plan that covers eligible employees. Pursuant to the Plan, the Company may make matching contributions at its discretion. For 2016, no matching contributions to the Plan were made by the Company. The Company recorded $5,240 of expense regarding this Plan during 2016.

NOTE 4 – EQUITY-BASED COMPENSATION

Under its 2016 Cascadia Capital Equity Plan, equity awards of Cascadia Capital Holdings, LLC, (the Parent), were granted to selected key employees of the Company and are accounted for under the fair value method using a Black-Scholes valuation model. The vesting for profit unit awards generally occurs ratably over a four-year period and is contingent upon meeting company-wide goals.

Equity awards under this plan are subject to the provisions of the Parent's LLC agreement. This agreement stipulates that all redemptions or withdrawals of capital by any member shall be at the discretion of the Parent as defined in the LLC agreement.

During 2016, the total number of profit units awarded to employees for services provided to the Company was 1,144,000. Those awards entitle the member to future appreciation in the value of the Parent. The compensation cost recorded during 2016 associated with these units was $275,526. Compensation costs associated with the remaining outstanding unvested profit units was $826,577 at the end of 2016. A total of $275,526 will be recognized in each 2017, 2018 and 2019 as company-wide goals are met.

NOTE 4 – continued:

Also during 2016, common unit awards were granted to key employees for services rendered to the Company. The total of these grants was 688,555 units, which were fully vested at the time of the award. The compensation cost recorded during 2016 associated with these units was $1,122,000, which has been fully recognized as of December 31, 2016.

The units granted under these arrangements are subject to the rights and privileges of the Parent's equity structure, including its provisions for redemptions, paying distributions and other factors.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Company is approved to conduct limited securities business under SEC Rule 15c3-1 and therefore has a minimum net capital requirement of the greater of $5,000 or six and two thirds percent (6 2/3%) of aggregate indebtedness. At December 31, 2016, the Company's net capital was $4,757,513 which was $3,681,026 in excess of its required net capital of $1,076,487. The Company's ratio of aggregate indebtedness to net capital was 3.39 to 1.

NOTE 6 - CUSTOMER RESERVE REQUIREMENTS AND POSSESSION AND CONTROL REQUIREMENTS

The Company does not receive or hold client funds or securities and operates pursuant to exemption (k)(2)(i) of SEC Rule 15c3-3.

NOTE 7 – COMMITMENTS, CONTINGENCIES OR GUARANTEES

The Parent company generally makes distributions to its members annually related to the taxable income that is passed through. In order to fully fund this tax distribution, the Company will make a dividend to the Parent in 2017, which is not expected to exceed $3,400,000.

Management is not aware of any commitments, contingencies or guarantees that might result in a loss or future obligation.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 17, 2017, the date which the financial statements were available to be issued.